82-34631

JCDecaux



UNITED STATES SECURITIES AND EXCHANGE COMMISSION
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549
U.S.A.

Neuilly-sur-Seine, 7th December 2005

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File 82-~~5247~~
Issuer : JCDecaux SA
Country : France

Re : Disclosure Materials provided by JCDecaux SA pursuant to Rule 12g3-2(b)

Ladies and Gentlemen,

Please find attached, in relation to JCDecaux SA :

- a press release dated 7th December 2005 in relation to JCDecaux Pearl & Dean Outdoor Advertising (China) signing an exclusive 15-year advertising contract for Tianjin Metro Line One.

JCDecaux SA is providing these documents to you pursuant to its obligations under Rule 12g3-2(b).

Please do not hesitate to contact me, by e-mail, stephanie.hartanerot@jcdecaux.fr, or by telephone 33 1 30 79 49 07, should you have any questions or comments regarding the format and/or content of the enclosed materials.

Very truly yours.

Stéphanie Hartanérot
Legal Affairs
Head of the Stock Market / Company Law Department

Enc.


FILE 82-5247
SEC MAIL PROCESSING
RECEIVED
DEC 0 9 2005
WASH. D.C. 185 SECTION

JCDecaux

JCDecaux signs exclusive 15 year advertising contract for Tianjin Metro Line One

Out of Home Media

Paris, 7 December 2005 - JCDecaux SA (Euronext Paris: DEC), the number one outdoor advertising company in Europe and the number two worldwide, announced today that JCDecaux Pearl & Dean Outdoor Advertising (China) - a 100% subsidiary of JCDecaux incorporated in China - has signed an exclusive 15 year contract with Tianjin Profound Metro Advertising & Plan CO. ("Tianjin Profound"), for the operation and management of the advertising on the new Tianjing Metro Line One.

JCDecaux, the number one outdoor advertising company in China, will be responsible for sales and marketing of over 2,000 advertising panels in the Tianjin Line One. Based on its expertise in managing outdoor and transport media around the world, JCDecaux will build a brand new media environment in the Tianjin Metro Line One.

The sixth largest city of China, Tianjin has a population of approximately 15 million people and is located next to Beijing. In 2004, Tianjin's GDP increased by 15.7%, making it the fifth fastest growing city in China.

Due to start operating in early 2006, Tianjin Line One will be the first public transport railway in the city with 22 stations covering major commercial districts and mass transit points.

JCDecaux will have the first right of refusal relating to the operation and management of the advertising on the four new lines that will be built by 2010.

Jean-Charles Decaux, Co-CEO of JCDecaux, said : *"JCDecaux has already signed advertising deals with the most important metro lines in the cities of Beijing, Shanghai, Guangzhou, Hong Kong, Nanjing and Chongqing. The contract for Tianjin, a particularly dynamic city, further strengthens JCDecaux's position in the largest towns in China. Our commercial offer in the Chinese metros is made up of high quality advertising networks providing our clients with an audience of 7.2 million contacts per day".*

Key Information on the Group

- *2004 revenues: €1,627.3 million; Q3 2004 revenues : €1,227.6 million*
- *JCDecaux is listed on the Eurolist of Euronext Paris and is part of the Euronext 100 and FTSE4Good indexes*
- *N°1 worldwide in street furniture (317,000 faces)*
- *N°1 worldwide in airport advertising with 155 airports and more than 150 transport contracts in metros, buses, trains and tramways (290,000 faces)*
- *N°1 in Europe for billboards (199,000 faces)*
- *816,000 advertising faces in 45 countries*
- *Present in 3,500 cities with more than 10,000 inhabitants*
- *8,093 employees*

Press Relations
Agathe Albertini
Tel : +33 (0)1 30 79 34 99
Fax : +33 (0)1 30 79 75 39
agathe.albertini@jcdecaux.fr

Investor Relations
Alexandre Hamain
Tel : +33 (0)1 30 79 79 93
Fax : +33 (0)1 30 79 77 91
alexandre.hamain@jcdecaux.fr